As filed with the U.S. Securities and Exchange Commission on May 18, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: __________

BYND CANNASOFT ENTERPRISES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Gabi Kabazo

2264 East 11th Avenue, Vancouver, B.C.

Canada V5Z 1N6

604-833-6820

gabi@cannasoft-crm.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Copy of communications to:

Louis A. Brilleman, Esq.

1140 Avenue of the Americas, 9th Floor

New York, New York 10036

212-584-7805

lbrilleman@lbcounsel.com

Securities registered or to be registered pursuant to section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of May 2, 2022, was 29,520,083 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer, large accelerated filer” and emerging growth company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☒	Other ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

EXPLANATORY NOTE

On May 2, 2022, BYND Cannasoft Enterprises Inc. filed its registration statement on Form 20-F for the initial registration of its common shares (the “Form 20-F”) under the U.S. Securities Exchange Act of 1934, as amended.

The sole purpose of this amendment to the Form 20-F is to refile the exhibits that were initially filed as part of the Form 20-F. Those exhibits are included herewith in word format to ensure legibility and searchability. No other changes were made to the Form 20-F.

ITEM 19	EXHIBITS

The following exhibits are included in the Registration Statement on Form 20-F:

1.1	Notice of Articles of the Company.

1.2	Articles of the Company

1.3	Certificate of Amalgamation

4.1	Business Combination Agreement

4.2	First Amendment to Business Combination Agreement

4.3	Second Amendment to Business Combination Agreement

4.4	Consulting Agreement dated June 29, 2021, by and between the Company and Yiftah Ben Yaackov

4.5	Private Placement Subscription Agreement dated September 3, 2021, between the Company and Agroinvestment S.A.

4.6	Escrow Agreement dated September 3, 2021, among the Company, Latin Advisors Ltd. and Agroinvestment S.A.

4.7	License Assignment dated November 24, 2019, between Dalia Brzezinski and B.Y.B.Y Investments and Promotions Ltd.

4.8	Lease dated May 1, 2020, between Dalia Brzezinski and Cannasoft Pharma Ltd.

4.9	Authorization for Dealing in Controlled Substances Issued by the Ministry of Health dated October 12, 2020

4.10	Trust Declaration dated as of October 1, 2020

4.11	Escrow Agreement dated March 29, 2021 among the Company, Computershare Investor Services and certain stockholders

4.12	Trust Agreement dated March 29, 2021 among the Company, certain shareholders and IBI Trust Management

4.13	Stock Option Plan

4.14	Primary License Renewal

4.15	Agroinvestment Extension

8.1	List of subsidiaries of BYND Cannasoft Enterprises Inc.

15.1	Consent of Dale Matheson Carr-Hilton Labonte LLP.

15.2	Letter from Dale Matheson Carr-Hilton Labonte LLP. regarding change in Registrant’s Certifying Accountant

15.3	Letter from BF Borgers CPA PC. regarding change in Registrant’s Certifying Accountant

15.4	Consent of BF Borgers CPA PC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

Date: May 18, 2022